As filed with the Securities and Exchange Commission on June 28, 2005
                                                      Registration Statement No.
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                          East West Distributors, Inc.
             (Exact name of registrant as specified in its charter)

                       Nevada                                    20-2012723
         (State or other jurisdiction of                      (I.R.S. Employer
          incorporation or organization)                     Identification No.)

                558 Lime Rock Road
               Lime Rock, Connecticut                               06039
(Address of registrant's principal executive offices)             (Zip Code)


                                  (860)435-7000
               (Registrant's telephone number including area code)


        Securities to be registered pursuant to Section 12(b) of the Act

                                      None.

        Securities to be registered pursuant to Section 12(g) of the Act

                         Common Stock, $0.001 par value




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                          EAST WEST DISTRIBUTORS, INC.
                  INFORMATION REQUIRED IN INFORMATION STATEMENT

         Our Information Statement is Exhibit 99.1 to this Form 10-SB. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10-SB can be found in the Information Statement.

Part I

Item No.    Caption                                           Location in Information Statement

1.          Description of Business                           "Summary";    "Risk    Factors";    "The   Spin-Off";
                                                              "Management's  Discussion  and  Analysis of Financial
                                                               Condition and Results of Operations"; "Business"; and
                                                              "Where You Can Find More Information"
2.          Management's Discussion and Analysis or Plan      "Management's  Discussion  and  Analysis of Financial
            of Operation                                      Condition and Results of Operations"
3.          Description of Property                           "Business--Properties"
4.          Security Ownership of Certain Beneficial          "Beneficial Ownership of Our Common Stock"
            Owners and Management
5.          Directors, Executive Officers, Promoters and      "Management"
            Control Persons
6.          Executive Compensation                            "Management"
7.          Certain Relationships and Related Transactions    "Certain Relationships and Related Transactions"
8.          Description of Securities                         "Description of Capital Stock"


Part II

1.          Market Price of and Dividends on the              "Summary"; "The Spin-Off"; "Dividend Policy"; and
            Registrant's Common Equity and Other              "Description of Capital Stock"
            Shareholder Matters
2.          Legal Proceedings                                 "Business- Legal Proceedings"
3.          Changes in and Disagreements with                  Not Applicable
            Accountants
4.          Recent Sales of Unregistered Securities           Not Applicable
5.          Indemnification of Directors and Officers         "Indemnification of Officers and Directors"


Part F/S

            Financial Information                             "Summary Combined Financial and other Data";
                                                              "Index to Financial Statements"; and "Financial
                                                              Statements"
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Part III

                                  Exhibit Index
                                  -------------

Exhibit
Number            Description

3.1 Restated Articles of Incorporation of East West Distributors, Inc., a Nevada corporation
3.2               Bylaws of East West Distributors, Inc., a Nevada corporation
10.1              Assignment  Agreement between Meditech  Pharmaceuticals,  Inc.
                  and East West Distributors, Inc.
10.2 Patent Application Assignment between Meditech Pharmaceuticals, Inc. and East West Distributors, Inc.
10.3 Patent Assignment between Meditech Pharmaceuticals, Inc. and East West Distributors, Inc.
10.4 Trademark and Name Assignment between Meditech Pharmaceuticals, Inc. and East West Distributors, Inc.
99.1              Information Statement dated June __, 2005






















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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        EAST WEST DISTRIBUTORS, INC.
                                        (Registrant)


Date: June 28, 2005

                                         By /s/ Gerald N. Kern
                                           -------------------------------------
                                           President and Chief Executive Officer






















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